HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

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  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

2 December 2008

John Reynolds, Assistant Director

Office of Beverages, Apparel and Healthcare Services

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Strike Axe, Inc.

Registration Statement on Form 10, Amendment 1

Filed August 29, 2008

File No. 0-53304

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated September 15, 2008, in reference to the Company named above.

General

1.

We note the representations at the end of your letter.  Please add “Staff comments or” at the beginning of the second bullet.

Response:

We have made the requested change.

2.

We have reviewed your response to comment number one of our letter dated August 5, 2008.  It is still unclear what federal securities laws exemption the company claims in connection with the “spin-off”.  Please provide us with a legal and factual discussion supporting your conclusions.  We note the statement on page 29 that the company as 180 holders of record.  Please see Staff Legal Bulletin No. 4 available at http://www.sec.gov/interps/legal/slbcf4.txt.  We reissue prior comment 1.

Response:

We have reviewed the Staff Legal Bulletin No. 4 and numerous authorities which will be cited hereinafter regarding the “federal securities laws exemption the Company claims in connection with the ‘spin-off’.”  It is very clear that the reorganization described in our previous correspondence was not a spin-off.  The use of the term “essentially spun-off” in Item 1(A) of the Form 10 is incorrect and a more accurate description of the reorganization is required in Item 1(A).

In the typical spin-off transaction, the parent company distributes all of the stock of a subsidiary to the parent stockholders in the form of a pro-rata dividend.  After the distribution is completed, the spun-off company is no longer a subsidiary of the parent and the parent’s stockholders hold not only the parent’s stock, but also the subsidiary’s stock.  In some deals, rather than distributing all of the subsidiary’s stock, the parent distributes only a portion of the stock and retains the balance.  In these transactions, the parent and the parent’s stockholders become co-owners of the subsidiary.  See Holz v. U.S., 176 F. Supp. 330; Stephenson v. Plastics Corp. of America, 150 N.W.2d 668, 276 Minn. 400; and In re: Marriage of Pierce, 20 S.W.3d 531.

In the present matter, the Company was originally incorporated in Florida as Pristine Oyster.com, Inc. on July 29, 1998.  On January 11, 2001, Pristine Oyster.com, Inc. changed its name to Pristine International Seafood, Inc. (“Pristine”).  Pristine  American Merchant Data Services, Inc. later re-domiciled to Delaware in August, 2007, under the name Pristine Seafood Merger Sub, Inc. (“Pristine Merger”).  On February 8, 2008, Pristine Merger caused Strike Axe, Inc. (“Strike Axe”) to be incorporated in the State of Delaware, as a direct, wholly-owned subsidiary of Pristine Merger and caused Pristine International Seafood, Inc. (“Pristine DE”) to also be incorporated in the State of Delaware as a direct wholly-owned subsidiary of Strike Axe.  On January 22, 2008, Pristine Merger reorganized its operations into a holding company structure (the “Reorganization”).

Prior to the Reorganization Strike Axe and Pristine DE, as Delaware subsidiaries, had nominal amounts of stock outstanding and had no business or properties of their own.  Under the terms of the Reorganization, Pristine Merger was merged with and into Pristine DE pursuant to Section 251 of the General Corporation Law of the State of Delaware (”DGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of Pristine Merger Common Stock was converted into and exchanged for a share of common stock of Strike Axe (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Pristine Merger being converted.  There was no spin-off and Pristine Merger’s corporate existence ceased.

The Reorganization was effected by action of the Board of Directors of the Company without a vote of its stockholders pursuant to Section 251 of the DGCL.  Section 251 of the DGCL was enacted in order to permit an Oklahoma corporation to reorganize by merging with or into a direct or indirect wholly owned subsidiary of a holding company without stockholder approval.  Under a Section 251 reorganization appraisal rights are not available to any of the stockholders of the Company.  However, Section 251 contains provisions intended to ensure the rights of the stockholders of the corporation are not changed by or as a result of such reorganization.  Specifically, Section 251 provides that “the certificate of incorporation of the surviving corporation shall be amended in the merger to contain a provision requiring that any act or transaction by or involving the surviving corporation that requires for its adoption under the DGCL or its certificate of incorporation the approval of the stockholders of the surviving corporation shall, by specific reference to Section 251, require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote that is required by the DGCL and/or the certificate of incorporation…” Pursuant to the merger agreement, the certificate of incorporation of Pristine DE contained the required provision.

The Reorganization conformed in all respects with the required provisions of Section 251 of the DGCL in that Strike Axe has the same certificate of incorporation (other than the corporate name and other technical matters) bylaws, officers and directors that the Company had immediately prior to the Reorganization.  The Reorganization did not result in the recognition of income or gain for federal income tax purposes by the stockholders of the Company.

Rule 145(a) under the Securities Act (“Rule 145(a)”) provides that a “sale” is deemed to be involved, within the meaning of Section 2(3) of the Securities Act (“Section 2(3)”), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger.  Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation… there is submitted for the vote or consent of such security holders a plan or agreement [for]… a statutory merger or consolidation.”

Under the relevant provisions of Section 251 of the DGCL, a merger pursuant to Section 251 may be consummated without soliciting or obtaining the vote or consent of a company’s stockholders.  Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization.  In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

Section 2(3) defines the term “sale” to “include every contract of sale or disposition of a security or interest in or security, for value.”  In interpreting Section 2(3), we are particularly mindful of the following language in SEC Release No. 33-5316 (October 6, 1972), concerning the applicability of Section 2(3) to certain short-form mergers:

“In certain instances, state law allows a merger of a parent and its 85 to 90 percent owned subsidiary to be consummated without a shareholder approval.  Because Rule 145(a) is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, short-form mergers not requiring such vote or consent of security holders such vote or consent are not within the scope of the rule.  However, if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an ‘offer,’ ‘offer to sell,’ ‘offer for sale’ or ‘sale’ within the meaning of Section 2(3) of the Act and, accordingly, such transactions are subject to the registration provisions of the Act unless an exemption is available.”

It appears that the Commission’s opinion that an “offer” or “sale” within the meaning of Section 2(3) is present in a short-form merger was directed at a situation in which the stockholders of a subsidiary corporation to be merged into its parent would receive securities of its parent corporation in exchange for the subsidiary’s shares.  However, the shares issued by the parent corporation pursuant to such merger would be in addition to those shares of the parent corporation which were already outstanding; thus, the stockholders of the subsidiary would be compelled  to exchange their share holdings in the subsidiary for a disproportionate ownership interest in the surviving parent.  Such a transaction may have a substantial economic effect on the stockholders of the subsidiary (especially on the minority stockholders of such subsidiary) and is not analogous to the share-for-share exchange under the Reorganization (which resulted in (i) each of the Company’s stockholders holding the same percentage interest in Holdings as each stockholder held in the Company immediately prior to the Reorganization, and (ii) each Company stockholder being in the same economic position after the Reorganization as before the Reorganization).

The situation considered by the Commission in the Release also appears to have involved an investment decision on the part of the minority stockholders (i.e., whether to accept conversion of their shares into securities of the parent corporation, or in lieu thereof, to exercise appraisal rights).  The Reorganization is distinguishable from this type of short-form merger because the stockholders of the company did not vote with respect to the Reorganization, nor did they have any appraisal rights with respect thereto. Consequently, no investment decision was made by the stockholders of the Company.

Our opinion that the registration under the Securities Act was not required in connection with the Reorganization is consistent with previous determinations by the Commission in Bon-Ton Stores (July 14, 1995), INDESCO, Inc. (October 31, 1995), Toys R Us, Inc. (December 31, 1995), ABX Air, Inc. (June 13, 2007), Brandywine Raceway Association (June 27, 1977), BMC West Corp. (April 16, 1997), Roper Industries, Inc. (July 19, 2007), Matria Healthcare, Inc. (February 10, 2005), Lamalie Assoc., Inc. (December 15, 1998), Oralabs Holding Corp. (June 18, 2008), Energy West, Inc. (January 15, 2008), Matria Healthcare, Inc. (February 10, 2005), Northwest Airlines Corp. (December 16, 1998), IPC Information Systems, Inc. (May 20, 1999), Kerr-McGee Holdco, Inc. (July 31, 2001), Hecla Mining Co. (October 31, 2006), Equitable Resources, Inc. (April 25, 2007), Halliburton Co. (December 11, 1996).  Each of those transactions, which involved a reorganization pursuant to state corporate laws almost identical to 251 of the DGCL and the issuance of shares without registration are comparable to the Reorganization.  None of these determinations ever applied or inferred the applicability of the term spin-off or Staff Legal Bulletin No. 4.  In granting no-action relief in each case, the Division noted the following factors, which are applicable to the present situation:  (a) stockholder approval of the reorganization was not required under 251; (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) Company stockholders received securities of the same class evidencing the same proportional interest as Strike Axe as those they held in Pristine Merger; (e) the Board of Directors of Strike Axe were identical to the Board of Directors and officers of Pristine Merger as they were immediately prior to the consummation of the Reorganization; (f) the rights and interests of the holders of Strike Axe’s capital stock were substantially the same as those they had as holders of the Pristine Merger common stock; (g) Strike Axe was formed for the sole purpose of effecting the Reorganization and, prior to the consummation of the reorganization, had no significant assets for liabilities; (h) immediately following consummation of the Reorganization, Pristine DE had the same assets and liabilities as Pristine Merger had prior to consummation of the Reorganization; (i) the capital stock of Strike Axe was issued solely as part of a reorganization of Pristine Merger into a holding company structure.

We would, therefore, propose the following to alleviate any confusion regarding the term spin-off, to-wit:

ITEM 1

BUSINESS

(A)

BUSINESS DEVELOPMENT

Organizational Background:  We were incorporated August 6, 2007 as a subsidiary of Pristine Seafood Merger Sub, Inc. (“Pristine Merger”). Our former parent company, Pristine Seafood Merger Sub, Inc. (“Pristine Merger”) was originally incorporated on July 29, 1998, in Florida as Pristine Oyster.com, Inc. On January 11, 2001, Pristine Oyster.com, Inc. changed its name to Pristine International Seafood, Inc.  Pristine International Seafood, Inc. later re-domiciled to Delaware in August, 2007.

During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the “2008 Reorganization” pursuant to Section 251 of the Delaware General Corporation Law, as a tax-free organization.  On February 8, 2008, Pristine Merger caused Strike Axe, Inc. (“Strike Axe”) to be incorporated in the State of Delaware, as a direct, wholly-owned subsidiary of Pristine Merger and caused Pristine International Seafood, Inc. to also be incorporated in the State of Delaware as a direct wholly-owned subsidiary of Strike Axe.  Under the terms of the Reorganization, Pristine Merger was merged with and into Pristine DE pursuant to Section 251 of the General Corporation Law of the State of Delaware (”DGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of Pristine Merger Common Stock was converted into and exchanged for a share of common stock of Strike Axe (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Pristine Merger being converted.  There was no spin-off and Pristine Merger’s corporate existence ceased.  Under the 2008 Reorganization all Pristine Merger shareholders became shareholders of Strike Axe in the same proportion.  In conjunction with the 2008 Reorganization, Pristine Merger concluded a downstream merger into the second subsidiary Pristine DE.  All of Pristine Merger’s losses and net operating losses carried forward to Pristine DE.  Following the Reorganization the Company was re-domiciled to Delaware.  Prior to 2004 we were a wholesale seafood company, both domestically and internationally.  Since 2004 and prior to consummation of the domiciliary merger in 2008, neither Pristine Merger nor Strike Axe had any existing operations.

STRIKE AXE, INC.

BACKGROUND AND

SIGNIFICANT ACCOUNTING POLICIES

The Company

Organizational Background:  We were incorporated August 6, 2007 as a subsidiary of Pristine Seafood Merger Sub, Inc. (“Pristine Merger”). Our former parent company, Pristine Seafood Merger Sub, Inc. (“Pristine Merger”) was originally incorporated on July 29, 1998, in Florida as Pristine Oyster.com, Inc. On January 11, 2001, Pristine Oyster.com, Inc. changed its name to Pristine International Seafood, Inc.  Pristine International Seafood, Inc. later re-domiciled to Delaware in August, 2007.

Holding Company Formation and Forward Triangular Merger

During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the “2008 Reorganization” pursuant to Section 251 of the Delaware General Corporation Law, as a tax-free organization.  On February 8, 2008, Pristine Merger caused Strike Axe, Inc. (“Strike Axe”) to be incorporated in the State of Delaware, as a direct, wholly-owned subsidiary of Pristine Merger and caused Pristine International Seafood, Inc. to also be incorporated in the State of Delaware as a direct wholly-owned subsidiary of Strike Axe.  Under the terms of the Reorganization, Pristine Merger was merged with and into Pristine DE pursuant to Section 251 of the General Corporation Law of the State of Delaware (”DGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of Pristine Merger Common Stock was converted into and exchanged for a share of common stock of Strike Axe (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of Pristine Merger being converted.  There was no spin-off and Pristine Merger’s corporate existence ceased.  Under the 2008 Reorganization all Pristine Merger shareholders became shareholders of Strike Axe in the same proportion.  In conjunction with the 2008 Reorganization, Pristine Merger concluded a downstream merger into the second subsidiary Pristine DE.  All of Pristine Merger’s losses and net operating losses carried forward to Pristine DE.  Following the Reorganization the Company was re-domiciled to Delaware.  Prior to 2004 we were a wholesale seafood company, both domestically and internationally.  Since 2004 and prior to consummation of the domiciliary merger in 2008, neither Pristine Merger nor Strike Axe had any existing operations. All of Pristine Merger’s operating assets, liabilities and tax attributes (including accumulated losses and net operating losses) carried forward to the second subsidiary. Pristine Merger’s second subsidiary is not a subsidiary of the Company. Accordingly, Pristine Merger is not considered a predecessor company for accounting or legal purposes of Strike Axe.  Following the Reorganization we re-domiciled to Delaware. Since 2004 and prior to consummation of the domiciliary merger in 2008, neither Pristine Merger nor Strike Axe had any existing operations.

3.

Item 1A.  Risk Factors, page 13

R.F.#7.  Our shareholders may face significant restrictions on the resale of our Common Stock due to state “blue sky” laws or if we conduct an offering of our common stock as a “blank check” company under Rule 419 adopted by the Securities and Exchange Commission.. page 18

We have reviewed your response to comment two of our letter dated August 5, 2008.  As indicated in our prior comment, it appears that you are a blank check company and that any resales would require registration in an offering subject to Rule 419.  Please revise the risk factor heading, the sentence appearing after the list of 19 states, and the last sentence in the second to last paragraph of the risk factor to state that any resales would require registration in an offering subject to Rule 419.

Response:

We believe you mean R.F.#17, instead of 7, and have therefore modified Risk Factor 17 to read as follows, to-wit:

17.

Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others.  These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)

Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)

Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)

Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

(d)

Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)

Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

Alaska

Nevada

Tennessee

Arkansas

New Mexico

Texas

California

Ohio

Utah

Delaware

Oklahoma

Vermont

Florida

Oregon

Washington

Georgia

Pennsylvania

Idaho

Rhode Island

Indiana

South Carolina

Nebraska

South Dakota

Any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc